ALLIED GOLD LIMITED

03 October 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

APPOINTMENT OF COMPANY SECRETARY

The Board of Allied Gold Limited is pleased to announce the appointment of Mr Peter Torre to the office of Company Secretary with effect from today, replacing Mr Albert Longo who continues in his role as the Company's Chief Financial Officer.

Mr Torre is the principal of the corporate advisory firm Prospera Corporate which provides corporate secretarial services to a range of listed public companies. Prior to establishing Prospera Corporate, Mr Torre was a partner of an internationally affiliated firm of chartered accountants working within its Corporate Services Division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee.

Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and a member of the Australian Institute of Company Directors

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au